UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 001-33983

Sims Metal Management Limited
(Translation of registrant’s name into English)

110 Fifth Avenue, Suite 700
New York, NY 10011
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

This report contains the following:

Exhibit No.

99.1	Media release announcing the Sims Metal Management Limited Fiscal 2010 Half-Year Results, dated February 18, 2010.
99.2	Financial results for the half year ended December 31, 2009 for Sims Metal Management Limited, Supplemental Information, dated February 18, 2010.
99.3	Sims Metal Management Limited half year financial report, dated December 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 22, 2010	SIMS METAL MANAGEMENT LIMITED

	By:	/s/ Frank M. Moratti
Frank M. Moratti
Group Company Secretary and General Counsel